20F ITEM 19 Exhibit 4.j

Kimber Resources Inc.
400 - 789 West Pender Street,
Vancouver, BC, Canada V6C 1H2

Tel: (604) 669-2251   Fax: (604) 669-8577   Email: kimber1@kimberresources.com

March 15, 2002

ALAN D. HITCHBORN
4729 Marineview Crescent
North Vancouver, British Columbia
V7R 3P4

Dear Mr. Hitchborn,

As you are aware, Kimber Resources Inc. (the “Company”) proposes to carry out an initial public offering (an “IPO”) and become listed on the Canadian Venture Exchange (the “CDNX”). You have provided on-going services to the Company as a Geologist since September, 1999.

This letter will serve to confirm that the Company wishes to continue engaging your services upon the following terms:

(a)
You will be appointed to the position of Vice President, Exploration of the Company and will be employed by the Company to carry out its exploration and development programs during the term of this agreement or until such position is changed by mutual agreement in writing.

(b)
During the term of this agreement you will devote your full working time to the affairs of the Company and you will be paid the amount of $5000 per month, provided however, if the Company lacks adequate funding and has no reasonable expectations of obtaining the necessary funding to continue its exploration and development activities, this amount may be reduced or discontinued unilaterally by the Company effective upon 30 days notice in writing to you. When you are engaged in a technical or organizational capacity on an exploration project of the Company you will be paid an additional sum of $215 for every day worked, provided that such additional sum shall not exceed $4500 in any calendar month.

(c)	You will be entitled to 15 days of paid vacation in each calendar year to be taken at a time or times reasonably acceptable to the Company.

(d)
This agreement will become effective on the date the Company closes its IPO and shall continue for a term ending on the earlier of the second anniversary of the closing of the IPO and the date the Company ceases to have funding necessary to carry out its exploration and development programs.

(e)	The term of this agreement shall be reviewed annually and may be amended and/or extended from time to time by the mutual agreement of the parties in writing.

(f)	Notwithstanding the term of this agreement, you may at any time terminate this agreement by giving not less than 90 days written notice to the Company.

If the terms of this letter are acceptable to you would you please sign and return the enclosed copy of this letter.

Yours truly,
Kimber Resources Inc.

per: “L.J. Manning”
Luard Manning, Director

Accepted and agreed this 18 day of April, 2002

“A.D. Hitchborn”

Alan D. Hitchborn